Exhibit 97

EQUITRANS MIDSTREAM CORPORATION

COMPENSATION RECOUPMENT POLICY
Amended and Restated as of October 24, 2023

1.Introduction

The Human Capital and Compensation Committee (the “HCCC”) of the Board of Directors (the “Board”) of Equitrans Midstream Corporation (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The HCCC has therefore adopted this compensation recoupment policy (the “Policy”) which provides for the recovery of Incentive-Based Compensation (as defined below) and/or Covered Compensation (as defined below) from Executive Officers and Covered Employees (as defined below) in circumstances where retention of such compensation would be contrary to these principles.

The Policy incorporates and applies mandatory provisions of existing securities laws, regulations and rules, as well as Company-specific provisions as adopted by the HCCC of the Company from time to time to further the intent and purpose of the Policy. It is intended that this Policy be interpreted in a manner consistent with the requirements of Section 10D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, and the listing requirements of the New York Stock Exchange (“NYSE”) (Section 10D of the Exchange Act and the NYSE listing standards, collectively, the “Clawback Rules”) when applicable.

2.Definitions

“Accounting Restatement” means any restatement that either (i) corrects an error in a previously issued financial statement that is material to such previously issued financial statement or (ii) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Covered Compensation” means cash or equity awards the amount or payment of which is based in whole or in part on one or more performance measures (which need not be a financial reporting measure) that are intended to serve as an incentive for performance, regardless whether such compensation is determined on an objective, subjective or discretionary basis by the person or committee setting the amount or determining payment of such compensation.

“Covered Employee” means any current and former employee of the Company who participates or participated in the Equitrans Midstream Corporation 2018 Long-Term Incentive Plan (or any replacement plan or program) and is or was in salary grade ETS or above, which shall include any Executive Officer (as applicable).

“Executive Officer” means the Company’s officers for purposes of Section 16 of the Exchange Act during any portion of the performance period of the Incentive-Based Compensation.

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“Excess Compensation” means any amount of Incentive-Based Compensation Received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated financial information or properly calculated financial measure. Excess Compensation shall be calculated on a pre-tax basis.

“Incentive-Based Compensation” means any non-equity incentive plan awards, bonuses paid from a bonus pool, cash awards, equity or equity-based awards, or proceeds received upon sale of shares acquired through an incentive plan; provided that, such compensation is granted, earned, and/or vested based wholly or in part on the attainment of a financial performance measure, as determined in accordance with the Clawback Rules. A financial performance measure includes those found in financial statements under U.S. General Accepted Accounting Principles or derived in whole or in part from such measure (e.g., total shareholder return, revenue, net income, return on assets, tangible book value).

Incentive-Based Compensation does not include any salaries, discretionary bonuses, non-equity incentive plan awards earned upon satisfying a strategic measure or operational measure (e.g., completion of a project), or equity-based awards that are not contingent on achieving any financial reporting measure (e.g., service-based awards (including service-based stock options and other equity awards) that vest solely on the passage of time).
“Lookback Period” means the three (3) completed fiscal years immediately preceding the earlier of the date on which (a) the Board (or its authorized delegate) concludes (or reasonably should have concluded) that an Accounting Restatement is required or (b) a court, regulator, or other legally authorized body directs an Accounting Restatement.
“Received” means any Incentive-Based Compensation that is received during the fiscal year in which the applicable financial reporting measure upon which the payment is based is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of such period or is subject to further service-based vesting conditions after such period ends. For avoidance of doubt, Incentive-Based Compensation is Received by an Executive Officer (i) after beginning service as an Executive Officer and (ii) if such individual severed as an Executive Officer at any time during the applicable Lookback Period.
3.Accounting Restatement

In the event that the Company is required to prepare an Accounting Restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Company shall reasonably promptly recover any Excess Compensation Received by any Executive Officer (current or former) during the applicable Lookback Period as determined by the HCCC.

If the HCCC cannot determine the Excess Compensation from the information in the Accounting Restatement, then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement on the applicable financial reporting measure. Such determination will be final and binding.

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4.Inaccurate Achievement of Performance Measures

If the HCCC determines that there was a material error in the achievement of any performance measure (which need not be a financial reporting measure) on which Covered Compensation was received by a Covered Employee in the current fiscal year or during any of the three fiscal years completed before the date on which such material error is discovered by the HCCC and such error is not on account of an Accounting Restatement, the HCCC, in its discretion, may seek recovery from the Covered Employee of the excess Covered Compensation received over that which would have been received if such error had not occurred. An amount is “received” for these purposes if obtained in the current year or in any of the three fiscal years completed before the date on which such material error is discovered even if the compensation is not actually paid until a later date and even if the compensation is subject to further service-based vesting conditions after such period ends.

5.Fraudulent or Intentional Misconduct

    If the HCCC determines that a Covered Employee has engaged in fraudulent or intentional misconduct that causes or might reasonably be expected to cause material reputational, financial or other harm to the Company, the HCCC, in its discretion, may seek recovery of any Covered Compensation received by the Covered Employee during the current fiscal year and any of the three fiscal years completed before the date on which the HCCC determined that the Covered Employee has engaged in such conduct. An amount is “received” for these purposes if it is obtained in the current fiscal year or in any of the three fiscal years completed before the date on which the HCCC makes its determination that misconduct occurred even if the compensation is not actually paid until a later date and even if the compensation is subject to further service-based vesting conditions after such period ends.

6.Other Malfeasance

The HCCC, in its sole discretion, may seek recovery of any Covered Compensation received by a Covered Employee in the current year or three fiscal years preceding the HCCC’s determination to seek recovery in connection with a Covered Employee’s “other malfeasance.” For purposes of this Policy, “other malfeasance” means the Covered Employee’s improper or grossly negligent failure to timely identify, escalate, monitor or manage risks that have caused or might reasonably be expected to cause material reputational, financial or other harm to the Company. An amount is “received” for these purposes if it is obtained in the current fiscal year or in any of the fiscal years completed before the date on which the HCCC makes its determination that such an act occurred even if the compensation is not actually paid until a later date and even if the compensation is subject to further service-based vesting conditions after such period ends.

7.Recovery Method
The HCCC shall determine, in its sole discretion, the method for the recovery of any amounts due under this Policy, which may include, without limitation:
a.Seeking reimbursement of cash;

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b.Seeking recovery of any gain realized on the vesting, exercise or settlement of any equity-based awards, or the sale or disposition of shares of common stock resulting from equity-based awards (less any exercise price paid);

c.To the extent permitted by applicable law, offsetting the recovery amount from any payments otherwise due from the Company;

d.Cancelling outstanding vested or unvested equity or cash awards; and

e.Taking any other remedial and recovery action permitted by law.
At the direction of the HCCC, the Company may enter into deferred payment plans with Executive Officers or Covered Employees to effectuate recovery to avoid unreasonable economic hardship.
Any amount the Chief Executive Officer or Chief Financial Officer of the Company reimburses the Company pursuant to Section 304 of the Sarbanes Oxley Act for recovery of the same Incentive-Based Compensation will reduce the amount recoverable under this Policy. The HCCC shall not be required to seek to recover amounts due under this Policy if such recovery would be impracticable, violate home country laws, and/or involve tax qualified retirement plans, as determined by the HCCC in accordance with the Clawback Rules. With respect to recovery triggered under Section 4, 5, and/or 6 of this Policy, the HCCC may determine that recovery is not required because it would be contrary to the best interests of the Company. Any determination that recovery is not required shall be documented by the HCCC.

8.No Indemnification / Insurance

The Company shall not indemnify nor provide any insurance relief to any Executive Officer or Covered Employee against the loss from any recovery under this Policy, including any Incentive-Based Compensation or Covered Compensation subject to recovery under this Policy, or for any other related losses.

9.Administration / Interpretation

This Policy shall be administered by the HCCC. The HCCC in its discretion will interpret and construe this Policy and make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determination made by the HCCC, including interpretations of this Policy and its application, shall be final and binding and enforceable against any Executive Officer or Covered Employee and their beneficiaries, heirs, executors, administrators and other legal representatives. For determinations, including interpretations of this Policy and its application, regarding recovery from Covered Employees (except any Covered Employee who is also an Executive Officer), the HCCC may delegate to any appropriate individual or committee the authority to make sure determinations. All such determinations shall be documented and reported to the HCCC.

Unless otherwise required by law, the HCCC, in its discretion, is not required to apply this Policy identically to each Covered Employee or Executive Officer who may be subject to recovery hereunder even in the same or similar circumstances.

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10.Policy Not Exclusive

The HCCC intends that this Policy will be applied to the fullest extent permitted by law. The HCCC, in its discretion, may require that any employment, severance, incentive compensation, post-termination, or other agreement or arrangement entered into, amended, extended or renewed, on or after the date hereof shall, as a condition to the grant or continuation of any benefit thereunder, require an employee to agree to abide by the terms of this Policy as existing or as may be amended. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that otherwise may be available to the Company, and other than amounts in respect of the same compensation paid by the Chief Executive Officer or Chief Financial Officer of the Company under Section 304 of the Sarbanes-Oxley Act, recovery is not subject to diminishment by virtue of remedies imposed by law enforcement agencies, regulators or other authorities on an employee. The provisions of this Policy are not mutually exclusive and recovery may be applied under one or more of them, as applicable.

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